SECURITIES AND EXCHANGE COMMISSION

Washington, DC

In the matter of Kansas City Power & Light Company, et al. File No. 70-9861	CERTIFICATE OF NOTIFICATION

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001, in the above docket (HCAR 27436) (the "Order"). This Certificate reports activity for the calendar quarter ended September 30, 2002. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1. The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

          N/A

2. The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

          N/A

3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

          N/A

4. The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

    The City of Burlington, Kansas, issued its Environmental Improvement Revenue Refunding Bonds, Series 1998A, 1998B, and 1998D on August 11, 1998 (the "bonds"). The aggregate principal amounts of Series 1998A, 1998B and 1998D bonds are $56,500,000, $50,000,000 and $40,000,000, respectively. The bonds were issued to refund prior issuances of securities by the City of Burlington used to finance the acquisition, construction, installation and equipping of the undivided interest of Kansas City Power & Light Company ("KCPL") in certain air and water pollution control and solid waste disposal facilities at the Wolf Creek Generating Station. KCPL has leased its undivided interest in certain facilities at Wolf Creek Generating Station to the City of Burlington, and the City of Burlington has in turn subleased the facilities to KCPL under instruments dated August 1, 1998. KCPL is required under the sublease to make payments of subrentals in amounts that are sufficient to pay when due the principal and premium, if any, and interest on the bonds.

    On August 30, 2002, the bonds were purchased in lieu of redemption, and reoffered at a fixed interest rate of 4.75%, fixed for the period of August 30, 2002 to September 30, 2007. The final maturity for Series A and B bonds is September 1, 2015, and the final maturity for the Series D bonds is October 1, 2017. At the end of the of the fixed interest rate period, the bonds will be subject to mandatory redemption or purchase and KCPL anticipates remarketing the bonds, at which time a new interest rate period and mode will be determined in accordance with the terms and conditions of the Indenture of Trust dated as of August 1, 1998, by and between the City of Burlington, Kansas and The Bank of New York.

5. The amount and terms of any Short-term Debt issued by Great Plains Energy or Kansas City Power & Light Company during the quarter:

    Great Plains Energy outstanding borrowings during the third quarter under a 364-day revolving loan facility ranged from $122-192 million. The borrowings represented both eurodollar rate borrowings ranging from $122-192 million at an average interest rate of 2.70%, and prime rate borrowings ranging from $0-31 million at an average interest rate of 4.75%. Total outstanding under the revolving facility at September 30, 2002 was $122 million.

    Great Plains Energy outstanding borrowings during the third quarter under a 364-day revolving loan facility ranged from $0-20 million. The borrowings represented eurodollar rate borrowings at an average interest rate of 2.67%. Total outstanding under the revolving facility at September 30, 2002 was $20 million.

    Kansas City Power & Light Company borrowed $0.6 million on August 14, 2002, for one day, under a 364-day revolving loan facility. The interest rate was 2.375%. Total outstanding under the revolving facility at September 30, 2002 was $0.

    Commercial paper issued and outstanding during the third quarter by Kansas City Power & Light Company through Bank One, Merrill Lynch, and Citibank ranged from $0 million - $96.07 million. The outstanding balance at September 30, 2002, totaled $29.58 million at an average interest rate of 1.89%.

6. The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

Guarantor	Subsidiary	Amount	Term Start	Term End	Purpose

Great Plains Energy Incorporated (Note 1)	Strategic Energy, L.L.C.	5,000,000	8/13/02	8/13/03	credit support
Great Plains Energy Incorporated (Note 2)	Strategic Energy, L.L.C.	---	5/23/02	undetermined	credit support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	7,500,000	9/12/02	9/12/03	credit support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	30,000,000	7/26/02	7/26/03	credit support
Great Plains Energy Incorporated (Note 4)	Strategic Energy, L.L.C.	54,000	7/3/02	6/30/03	credit support
Great Plains Energy Incorporated (Note 4)	Strategic Energy, L.L.C.	100,000	7/3/02	6/27/03	credit support
Great Plains Energy Incorporated (Note 5)	Strategic Energy, L.L.C.	---	3/8/02	3/28/03	credit support
KLT Inc. (Note 6)	Custom Energy, L.L.C.	875,000	9/1/02	9/1/12	credit support
Great Plains Energy Incorporated (Note 7)	R.S. Andrews Enterprises Inc.	---	2/21/02	3/15/03	credit support
Subsidiaries of R.S. Andrews Enterprises, Inc. (Note 7)	R.S. Andrews Enterprises Inc.	---	2/21/02	3/15/03	credit support

Note 1: Great Plains Energy issued a direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C. The Great Plains Energy guaranty replaced a previously issued $2,250,000 direct guaranty of KLT Inc. The KLT Inc. guaranty was released.

Note 2: On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. At June 30, 2002, the surety bonds issued and outstanding under these indemnity agreements were $70,001,655. The aggregate change in surety bonds issued and outstanding for the third quarter under these agreements was a reduction of $6,248,930 to $63,752,725 at September 30, 2002.

Note 3: Great Plains Energy issued a direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C.

Note 4: Great Plains Energy issued a direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C. The guaranty replaced a previously issued bond in favor of the counterparty. The bond was released.

Note 5: Great Plains Energy executed a guaranty and suretyship agreement, dated as of March 8, 2002, guaranteeing Strategic Energy L.L.C.'s debts, liabilities and financial obligations under a $25 million letter of credit facility with PNC Bank. The full amount of this facility was reported in the first quarter 2002 Rule 24 Certification. Great Plains Energy executed and delivered a Joinder dated as of August 8, 2002, reaffirming such guaranty and suretyship agreement subsequent to the Third Amendment to Loan Documents. The aggregate change in usage under the letter of credit facility in the third quarter was a reduction of $4,550,000, to $15,531,200 as of the end of the quarter.

Note 6: KLT Inc. has arranged for and guarantees a letter of credit issued by Bank One, NA as credit support for a contract between Custom Energy, L.L.C. and a counterparty. The letter of credit was renewed on September 1, 2002, and renews annually on September 1 (at decreasing amounts) of succeeding years until termination in 2012.

Note 7: Great Plains Energy and R. S. Andrews Enterprises, Inc. ("RSAE") entered into a Support Agreement dated October 25, 2001, under which Great Plains Energy agreed, in the event RSAE is unable to make timely payments of interest or principal under their $25 million line of credit facility with LaSalle Bank National Association, to provide such funds to RSAE either as equity or a subordinated loan.

The subsidiaries of RSAE jointly issued a guaranty, dated as of March 17, 2000, of RSAE's obligations under the Credit Agreement, as amended, and reaffirmed that guaranty and the Security Agreement by instruments dated as of October 25, 2001 (increase by $2 million), and February 21, 2002 (increase by $3 million). The subsidiaries on the guaranty are: RSA Services Termite & Pest Control, Inc., Premier Service Systems, Inc., R.S. Andrews Enterprises of Alabama, Inc., R.S. Andrews Enterprises of Charleston, Inc., R.S. Andrews Enterprises of Columbus, Inc., R.S. Andrews Enterprises of Dallas, Inc., R.S. Andrews Enterprises of Kansas, Inc., R.S. Andrews Enterprises of South Carolina, Inc., R.S. Andrews Enterprises of Tennessee, Inc., R.S. Andrews Enterprises of Topeka, Inc., R.S. Andrews Enterprises of Virginia, Inc., R.S. Andrews of Chattanooga, Inc., R.S. Andrews of DeSoto, Inc., R.S. Andrews of Fairfax, Inc., R.S. Andrews of Florida, Inc., RSA Services of Florida, Inc., R.S. Andrews of Grand Prairie, Inc., R.S. Andrews of Grapevine, Inc., R.S. Andrews of Jonesboro, Inc., R.S. Andrews of Maryland, Inc., R.S. Andrews of Orlando, Inc., R.S. Andrews of Palm Beach, Inc., R.S. Andrews of Sacramento, Inc., R.S. Andrews Services, Inc., R.S. Andrews Showcase of Atlanta, Inc., R.S. Andrews of Stuart I, Inc., R.S. Andrews of Stuart II, Inc., R.S. Andrews of Tidewater, Inc., R.S. Andrews of Vero Beach, Inc., and R.S. Andrews of Wilmington, Inc.

RSAE made a draw of $250,000 on September 1, 2002. The outstanding balance under this line of credit facility at September 30, 2002, was $23,560,000.

7. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

A reorganization of the ownership interests of Custom Energy Holdings, L.L.C. ("Holdings") and Custom Energy, L.L.C. ("Custom") was consummated as of July 26, 2002, with the consent of all members of Holdings. Both Holdings and Custom are Rule 58 companies. Prior to the reorganization, Custom was a wholly-owned subsidiary of Holdings and the economic and voting interests in Custom were represented by several series of ownership interests issued by Holdings (the "Series CEL Interests"). The Series CEL Interests were held immediately prior to the reorganization by KLT Energy Services Inc. ("KLTES"), Environmental Lighting Concepts, Inc. ("ELC") and MTB Energy, Inc. ("MTB").

          In the reorganization, the Series CEL Interests were extinguished and cancelled, and Holdings distributed its ownership interest in Custom to KLTES and MTB. Immediately upon distribution, the Custom ownership interests were reorganized into common and preferred interests, with KLTES holding approximately 16% of the common interests and all of the preferred interests. In connection with the distribution, MTB's other ownership interests in Holdings were extinguished and cancelled.

8. The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

    Kansas City Power & Light Company entered into a $56,500,000 interest rate swap with Bank One, N.A., dated August 27, 2002, effective August 30, 2002, and maturing on October 1, 2007. Kansas City Power & Light Company receives a fixed interest rate of 4.75% and pays a floating interest rate (adjusted quarterly) based on a spread of 95.3 basis points over LIBOR.

    Kansas City Power & Light Company entered into a $50,000,000 interest rate swap with The Bank of New York dated August 27, 2002, effective August 30, 2002, and maturing on October 1, 2007. Kansas City Power & Light Company receives a fixed interest rate of 4.75% and pays a floating interest rate (adjusted quarterly) based on a spread of 95.3 basis points over LIBOR.

    Kansas City Power & Light Company entered into a $40,000,000 interest rate swap with The Bank of Nova Scotia, Toronto, dated August 27, 2002, effective August 30, 2002, and maturing on October 1, 2007. Kansas City Power & Light Company receives a fixed interest rate of 4.75% and pays a floating interest rate (adjusted quarterly) based on a spread of 95.3 basis points over LIBOR.

          These Interest Rate Hedges were entered into with respect to the bonds described in Item 4, above.

9. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

          N/A

10. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

          U-6B-2 filed by Strategic Energy, L.L.C., a subsidiary of Great Plains Energy, Incorporated dated August 16, 2002.

          U-6B-2 filed by Great Plains Energy Incorporated on behalf of itself and certain of its subsidiaries, dated August 29, 2002.

          U-6B-2 filed by Custom Energy, L.L.C., a subsidiary of Great Plains Energy Incorporated, dated August 30, 2002.

          U-6B-2 filed by Kansas City Power & Light Company, a subsidiary of Great Plains Energy Incorporated, dated September 9, 2002.

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

          The consolidated balance sheets of Great Plains Energy and Kansas City Power & Light Company are incorporated by reference to the quarterly reports on forms 10-Q dated November 13, 2002, in File No. 000-33207 and 001-00707.

          Balance sheets for consolidated KLT Inc., consolidated R.S. Andrews Enterprises, Inc., Custom Energy L.L.C., and Custom Energy Holdings are being filed confidentially pursuant to Rule 104.

S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 27, 2002.

Great Plains Energy Incorporated
By: /s/ Andrea F. Bielsker
Andrea F. Bielsker Senior Vice President - Finance, Chief Financial Officer and Treasurer